Synutra International, Inc.
2275 Shady Grove Road
Suite 500
Rockville, MD 20850

January 31, 2007

Via Facsimile and Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attn: Tia Jenkins

Re:	Synutra International, Inc.
FORM 10-KSB/A for Fiscal Year Ended March 31, 2006 Filed November 13, 2006 File No. 000-50601

Dear Ms. Jenkins:

This letter is in response to your letter of January 3, 2007 to Mr. Liang Zhang regarding the above matter.

Comment 1
MD&A, Page 33

We reviewed your response to our prior comment one. Your revised disclosure did not provide sufficient detail supporting your variances, thus the comment is reissued. Please revise your disclosure for each period to described and quantify underlying material activities that generate income statement variances between periods. For example: (i) describe the factors that contributed to the $104 average cost per unit decrease, (ii) describe the factors resulting in increased sales force compensation (e.g., the number of sales personnel increased from X to Y and/or bonuses were $A compared to $B, etc.), and (iii) quantify the changes attributed to administrative staff salaries, management expenses and the cost of being a public company.

Revision/Response:

The Company has noted the Staff’s comment requesting a more detailed explanation of the changes in its operational results for the fiscal year ended March 31, 2006. The Company has considered the Staff’s recommendations and will revise the filing to provide more detailed disclosures as follows with respect to the material components of the Income Statement.

(i)
The $104 average cost per unit decrease was principally due to the Company’s continuous effort in improving the formula mix in addition to achieving economies of scale. The production volume of the Company’s mainline products increased by approximately 8,000 tons or more than 50% during the fiscal year ended March 31, 2006 from the previous fiscal year, which contributed to a reduction in processing cost per ton of products produced.

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(ii)
Sales force compensation increased due to the hiring of additional sales personnel in response to expanding business and greater market penetration. During the fiscal year ended March 31, 2006, the Company increased its marketing effort in rural areas with more than 800 sales personnel added reaching into 1,000 additional townships throughout China.

(iii)
The major increases in general and administrative expenses were for staff salaries and management expenses which accounted for about $1.1 million of the total increase. The Company incurred an additional $1.1 million incremental legal, accounting, and consulting costs related to corporate transactions and the costs associated with operating a public company.

Apart from the above line items, the Company believes it has provided adequate details to other disclosure items affecting income from operations. The Company considers other income statement line items such as finance costs, subsidy, and interest income for the fiscal year ended March 31, 2006 as not material, and more detailed disclosures of such would not necessarily add to a meaningful understanding of the Company’s performance.

Comment 2
Financial Statements
Statements of Changes in Equity, page F-6

We reviewed your revised statements of shareholders equity as a result of prior comment three. Considering the cancellation of 1,517,500 shares was contemporaneous with the recapitalization and did not involve the provision of services, please revise to retroactively restate the cancellation of these shares

Revision/Response:

Since 1,517,500 shares of common stock were cancelled by Vorsatech at the time of the recapitalization pursuant to the Share Exchange Agreement, the actual merger transaction between Vorsatech and the Company should have been recorded with a consideration of 1,121,213 shares (2,638,713 - 1,517,500). There was also an adjustment of $152 to the transaction value that was immaterial. The Company will revise the Statements of Changes in Equity to retroactively reflect the cancellation of the above mentioned shares and the adjustment. As all of the balances remain the same, the Company believes that Item 4.02 of Form 8-K is not applicable.

Comment 3
Statements of Change in Equity, page F-6

We reviewed your revised statement of shareholders equity as a result of our prior comment three. In a recapitalization, the historical retained earnings or accumulated deficit should be that of the accounting acquirer (i.e., Synutra). Considering Synutra presented an accumulated deficit of $3,456,002 and $3,237,779 on January 1, 2004 and June 30, 2004, respectively, as filed in an amended Form 8-K on August 22, 2005), show us how you determined the accumulated deficit balance of $2,521,710 at April 1, 2004.

Revision/Response:

The Company has always recorded its own accumulated deficit in its financial statements, excluding that of the acquired company. The accumulated deficit balance of $2,521,710 at April 1, 2004 was determined by adding the accumulated deficit balance of $(3,456,002) at January 1, 2004 to the net income of $934,288 for the three months period January 1, 2004 to March 31, 2004.

The following provided as supplemental information, is a reconciliation of the amounts reported on the Form 10-KSB/A with amounts of the amended Form 8-K filed on August 22, 2005:

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	Retained Earnings (Deficit)
January 1, 2004	(3,456,002)	reported on 8-K
Net Income 1/1/04 - 3/31/04	934,288
April 1, 2004	(2,521,714)	reported on 10KSB/A
Net Loss 4/1/04 - 6/30/04	(716,065)
June 30, 2004	(3,237,779)	reported on 8-K
Net Income 1/1/04 - 3/31/04	934,288
Net Loss 4/1/04 - 6/30/04	(716,065)
Net Income 1/1/04 - 6/30/04	218,223	reported on 8-K

Comment 4
Notes to Financial Statement
Note 1-Organization and Principal Activities, page F-9

Considering you are consolidating Qingdao Women and Children Nutrition Research Co., Ltd. based on the requirements of FIN 46(R), please revise to provide disclosures required by paragraph 23 of FIN 46(R). Also, provide us with your analysis supporting your conclusion, including your determination of the primary beneficiary.

Revision/Response:

Qingdao Women and Children Nutrition Research Co., Ltd. was consolidated for the fiscal year ended March 31, 2006, as the Company had 100% ownership and voting rights in the entity for much of the year. The disclosures required by paragraph 23 of FIN 46(R) do not apply to the primary beneficiary that holds a majority voting interest.

The Company did not consolidate Qingdao Women and Children Nutrition Research Co., Ltd. until after May 1, 2005 when it acquired 100% ownership and voting rights in the entity. The disclosure to the contrary in Note 1 to the Financial Statements of the 10-KSB/A was incorrect and will be corrected in the revised filing.

Comment 5
Notes to Financial Statement
Note 1-Organization and Principal Activities, page F-9

We reviewed your response to our prior comment four. In order to support the consolidation of your subsidiaries, please revise your filing to clarify the voting interest in Sheng Zhi Da Dairy Group Corporation and Beijing Honnete held by Mr. Zhang and Ms. Meng, as applicable, at December 31, 2003.

Revision/Response:

As presented in the following table as supplemental information, at December 31, 2003, Mr. Zhang and Ms. Meng held 80.0% and 18.8%, respectively, of Beijing Honnete Diary Co., Ltd. They also held 71.43% and 14.29%, respectively, of the voting interest in Sheng Zhi Da Dairy Group Corporation at December 31, 2003.

At 12/31/03	Beijing Honnete Dairy Co.,Ltd	Sheng Zhi Da Dairy Group Corporation
Zhang Liang	80.00%	71.43%
XiuQing Meng	18.80%	14.29%
Others	1.20%	14.29%

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Comment 6
Notes to Financial Statement

With respect to the related parties disclosures in Note 7, please tell us how you evaluated whether such entities were within the scope of paragraph 4(h) of FIN 46(R), and if so, how you evaluated whether the entities were variable interest entities that should be consolidated by you. Discuss the economic substance of each entity apart from its relationship with you and your owners. Revise your disclosures as appropriate.

Revision/Response:

All of the related parties disclosed in Note 7 are collectively referred to as Related Parties in this section. These Related Parties are affiliates of the Company under the common control of Mr. Zhang. They act only as the Company’s suppliers or distributors. Based on the following guidance from FIN 46 (R) paragraph 4(h), the Related Parties do not need to be evaluated to determine if they are VIEs because none of the following conditions exists to warrant a VIE evaluation. The Company will add disclosure regarding its relationship with the Related Parties in the future filings as shown below:

“These entities are considered related parties to the Company because they are affiliates of the Company under the common control of the Company’s major shareholder. These related parties act only as the Company’s suppliers or distributors and there are no other relationships wherein the Company has the ability to exercise significant influence over the operating and financial policies of these parties”.

h.  An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied): [2]

(1)  The reporting enterprise, its related parties, [3] or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee. [4]

The Company does not participate in the design or redesign of any of the Related Parties.

(2)  The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

The Related Parties act as the Company’s suppliers or distributors in their normal course of business. They engage in their own business activities independently from the Company.

(3)  The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

The Company does not provide any such financial support to the Related Parties.

(4)  The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

The activities of the Related Parties are not related to the above-mentioned arrangements.

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(4)  The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

The activities of the Related Parties are not related to the above-mentioned arrangements.

Economic Substance of the Company’s Related Parties
Related Party	Economic Substance
Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd	Engages in spray-drying milk powder products that are shipped in 25kg bags to commercial customers.
Sheng Zhi Da Dairy Group Corporation	Engages in buying and selling packaging materials, and vitamin and mineral pre-mixes, and other food ingredients.
Beijing Kelqin Dairy Co. Ltd	Produces and distributes retail-packaged yogurt products in Beijing.
St. Angel (Beijing Business Service)	Publishes catalogues and engages in direct marketing and sales of consumer products featured in catalogues.
Beijing Honnete Dairy Corporation Ltd	Engages in importing and distributing whey protein products to commercial customers.
Beijing Ao Naier Feed Stuff LLC	Engages in buying and selling whey protein and other protein substitutes.
Beijing Ludin Xueyuan Trading Co. Ltd	Operates retail shelf spaces in supermarkets in Beijing.

Comment 7
Note 3-Summary of Principal Accounting Policies
Revenue Recognition, F-12

We reviewed you response to our prior comment seven. With regard to product returns from supermarket retailers, your policy states that you deduct expired products from revenue, yet your policy also states that you record a sales return reserve. Please revise your revenue recognition policy to clearly disclose the return rights of the retailers, how you provide for returns from retailers and what “portion” of the sales return is recorded (e.g. expired, damaged and/or ordinary course returned product). Also, disclose how new product offerings are considered in your analysis of returns.

Revision/Response:

1.
The issue of “sales return reserve” as pointed out in your comment above resulted from the confusion in the discussion of a provision of sales expense (as measured against the revenue of the last fiscal quarter of the reporting year) to repurchase aging but un-expired products for sales promotion purposes. In the previous response to your comments dated August 11th this expense item was mistakenly discussed together with the sales return policies, resulting in confusion with respect to the discussion of revenue recognition policies. The Company will revise the related disclosures regarding revenue recognition in Note 3 and in MD&A of the Form 10-KSB/A filing to correct this confusion.

2.
The Company will disclose return rights in its revised filings as follows: “The Company provides its distributors and retailers the right to return products due to package damage and shelf-life expiration. The majority of the Company’s products carry shelf lives of 18 to 24 months and the majority of products are sold during the shelf lives. Product returns due to damage and expiration, if any, are charged against current sales revenues. The arrangement meets the revenue recognition criteria under Statement of Financial Accounting Standards No.48 “Revenue Recognition When Right of Return Exists.”

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3.
“For new product offerings, the Company grants its distributors and retailers the same rights to return products due to package damage and shelf-life expiration as existing product offerings. These returns are deducted from revenue for the reporting period the return occurs. The Company monitors over time each product line, including new product offerings, to track the pattern of sales returns and considers if sales return reserves are necessary.”

Comment 8	In connection with the comment above, please revise to include your accounting policy related to returns from distributors (e.g. distributor return rights, expired and damaged product returns, etc.).
Revision/Response:

The accounting policy related to returns from distributors is the same as the supermarket retailers, as provided at the response to Comment #7 above. The revised filing will include this expanded disclosure of accounting policies for retailers and distributors.

Comment 9
Note 10-Other Income, F-18

We note you have included sales (and related costs) of nutritional supplement ingredients, anhydrous milk fat, non-fat dry milk and toll packaging and blending services in other income. Please provide us with your basis for recording these amounts in other income versus revenue and cost of revenue, including references to authoritative literature that support your conclusion.

Revision/Response:

FASB CON 6 defines revenue as “inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.” During the period covered by the Form 10-KSB/A, the Company’s business license defined its central operations to include dairy-based nutritional products for infant and children. Processing or packaging nutritional supplement ingredients, anhydrous milk-fat, and non-fat dry milk, and toll processing and blending services at the time were considered new and development stage projects and were therefore classified as non-core operations. The Company’s business license was subsequently updated to include these operations, and the management now considers these business activities as mature and contributing to its revenue stream. Therefore, the Company is revising the presentation of these sales (and related costs) for them to be included in revenue (and cost of sales). As the revisions have no effect on net income, comprehensive income, or earnings per share, the Company believes that Item 4.02 of Form 8-K is not applicable.

Comment 10
Note 18-Restatement, page F-22

We reviewed your response to our prior comment five. Please revise to disclose how you determined the 2,879,500 shares issued as transaction costs were valued at 567,000. See paragraphs 8 through 10 of SFAS 123.

Revision/Response:

The value of the 2,879,500 shares issued as transaction costs was determined using the fair-value method in accordance with both SFAS 123R and paragraphs 8 through 10 of SFAS 123. Under these standards, share-based payments made to non-employees in exchange for goods or services are valued at the fair market value of the equity instruments issued in the transaction or the fair value of the goods and services received in the transaction, whichever is more reliably measurable.

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The Company engaged the services of various consultants to assist the entity in procedures in achieving public trading status. The consultants were engaged primarily to provide support in identifying and locating a merger candidate, raising equity money, engage the services of other professionals, and assist the Company in the preparation of documents and necessary filings. As compensation for the services, the Company granted equity interests to the consultants in Synutra, Inc. the privately-held entity that existed prior to the merger with Vorsatech Ventures, Inc.

The equity interests granted were based on the value of the services rendered by the consultants, which at the grant date was the more reliable measure of the fair value of the services revised in the transaction. In this regard, the shares of the public company at the time of the transaction were thinly traded, if at all, such that the then stock price did not reflect any legitimate indicator of the value of the services provided. Since the consultants do not generally charge their clients on an hourly basis, the Company believes the net asset value attributable to the shares granted was representative of the fair value of the services received, which was, in turn, determined by reference to the underlying value of Synutra, Inc.

Confirming our understanding of paragraphs 8 through 10 of SFAS 123 and of SFAS 123R, the Company will revise the filing to disclose that it determined the fair value of the 2,879,500 shares issued as $567,000 by multiplying the net assets of Synutra, Inc. as of June 30, 2005 (data of the closest end of month) by the nominal percentage of the shares issued to the consultants.

We are concurrently herewith filing a Form 10-KSB/A reflecting the foregoing.

If you have any additional comments or questions, please communicate them to Mr. Weiguo Zhang or our counsel, David Ficksman as indicated below.

Very truly yours, Synutra International, Inc.

By:
Liang Zhang
Chief Executive Officer

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cc:	Weiguo Zhang President Synutra International, Inc 2275 Research Blvd, Suite 500 301-840-3888 301-987-2346 fax	David L. Ficksman Troy & Gould Professional Corporation 1801 Century Park East, 16th Floor Los Angeles, CA 90067 310-789-1290 310-789-1490 fax

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